October 20, 2005

VIA EDGAR AND FACSIMILE

Mr. Brian Cascio Accounting Branch Chief United States Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W. Mail Stop 6010 Washington, DC 20549-6010

Re:	Republic First Bancorp, Inc. (the "Company")
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 30, 2005
File No. 000-17007

Dear Mr. Cascio:

In connection with our response to the comment in your letter to the Company dated August 29, 2005 with respect to the filing identified in the caption above, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to call me at (215) 735-4422. Thank you very much.

Sincerely,

REPUBLIC FIRST BANCORP, INC.

Paul Frenkiel,
Executive Vice President and
Chief Financial Officer